UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Endurance International Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29272B 105

(CUSIP Number)

Hari K. Ravichandran

10 Corporate Drive, Suite 300

Burlington, Massachusetts 01803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 29272B 105

1.	Names of reporting persons Hari K. Ravichandran
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 7,257,178 (1)
	8.	Shared voting power 1,767,747
	9.	Sole dispositive power 7,257,178 (1)
	10.	Shared dispositive power 1,767,747
11.	Aggregate amount beneficially owned by each reporting person 9,024,925 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.1% (2)
14.	Type of reporting person (see instructions) IN

(1)	The shares of Common Stock beneficially owned by Mr. Ravichandran and set forth in Rows 7, 9 and 11 include 317,071 shares of Common Stock underlying restricted stock units and 227,432 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date.
(2)	The shares of Common Stock beneficially owned by Mr. Ravichandran and set forth in Row 11 represent 7.1% of the outstanding shares of Common Stock of the Issuer based on 126,964,529 shares of Common Stock outstanding as of November 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

Page 2 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

1.	Names of reporting persons Ravichandran Family LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power —
	8.	Shared voting power 1,767,747
	9.	Sole dispositive power —
	10.	Shared dispositive power 1,767,747
11.	Aggregate amount beneficially owned by each reporting person 1,767,747
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by the Ravichandran Family LLC and set forth in Row 11 represent 1.4% of the outstanding shares of Common Stock of the Issuer based on 126,964,529 shares of Common Stock outstanding as of November 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

Page 3 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

1.	Names of reporting persons The Hari Ravichandran 2013 Grantor Retained Annuity Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 461,228
	8.	Shared voting power —
	9.	Sole dispositive power 461,228
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 461,228
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by The Hari Ravichandran 2013 Grantor Retained Annuity Trust and set forth in Row 11 represent 0.4% of the outstanding shares of Common Stock of the Issuer based on 126,964,529 shares of Common Stock outstanding as of November 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

Page 4 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

1.	Names of reporting persons The 2013 Ravichandran Family GST Trust
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 217,309
	8.	Shared voting power —
	9.	Sole dispositive power 217,309
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 217,309
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) OO

(1)	The shares of Common Stock beneficially owned by The 2013 Ravichandran Family GST Trust and set forth in Row 11 represent 0.2% of the outstanding shares of Common Stock of the Issuer based on 126,964,529 shares of Common Stock outstanding as of November 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

Page 5 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Endurance International Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Mr. Hari K. Ravichandran, an individual, and on behalf of the Ravichandran Family LLC, a Delaware limited liability company, The Hari Ravichandran 2013 Grantor Retained Annuity Trust, a trust formed under the laws of the state of Delaware, and The 2013 Ravichandran Family GST Trust, a trust formed under the laws of the state of Delaware (collectively, the “Reporting Persons”).

Mr. Ravichandran owns directly 6,578,641 shares of Common Stock. Caitlin Ravichandran, Mr. Ravichandran’s wife, is the Manager of the Ravichandran Family LLC, of which Mr. Ravichandran owns 90 common units, or 90%. The Ravichandran 2011 Family Trust, an irrevocable trust established by Mr. Ravichandran for his children and more remote issue as part of his estate plan, owns the remaining 10 common units, or 10%, of the Ravichandran Family LLC. Mrs. Ravichandran and Vidya Ravichandran, Mr. Ravichandran’s sister, are the trustees of the Ravichandran 2011 Family Trust. As a result, Mr. Ravichandran may have voting and investment control over, and may be deemed the beneficial owner of, 1,767,747 shares of Common Stock owned by the Ravichandran Family LLC. In addition, Mr. Ravichandran is also the grantor and trustee of The Hari Ravichandran 2013 Grantor Retained Annuity Trust and the grantor of The 2013 Ravichandran Family GST Trust, an irrevocable trust established by Mr. Ravichandran for his children and more remote issue as part of his estate plan (together with The Hari Ravichandran 2013 Grantor Retained Annuity Trust, the “Ravichandran Trusts”). As a result, Mr. Ravichandran may have voting and investment control over, and may be deemed to be the beneficial owner of, an aggregate of 678,537 shares of Common Stock owned by the Ravichandran Trusts. The number of shares beneficially owned by Mr. Ravichandran also includes 317,071 shares of Common Stock underlying restricted stock units and 227,432 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date.

(b) Mr. Ravichandran’s business address is c/o Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803. The principal business address of the Ravichandran Family LLC is c/o Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, Massachusetts 01803. The principal business address of The Hari Ravichandran 2013 Grantor Retained Annuity Trust is c/o J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, DE 19713. The principal business address of The 2013 Ravichandran Family GST Trust is c/o J.P. Morgan Trust Company of Delaware, 500 Stanton Christiana Road, Newark, DE 19713.

(c) Mr. Ravichandran is the President and Chief Executive Officer of the Issuer and serves as a member of the board of directors of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ravichandran is a United States citizen.

Item 3. Source and Amounts of Funds or Other Consideration.

3,318,538 shares of Common Stock reported in this Schedule 13D were acquired by Mr. Ravichandran in consideration of his employment with the Issuer at various times since inception of the Issuer and prior to the Issuer becoming a reporting company on October 25, 2013, and 2,715,600 shares of Common Stock reported in this Schedule 13D were acquired by Mr. Ravichandran through a rollover of previously-held equity interests in a predecessor of the Issuer.

Page 6 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

On October 25, 2013, in consideration of his employment with the Issuer, the Issuer granted Mr. Ravichandran restricted stock units for an aggregate of 1,013,342 shares of Common Stock and options to purchase 2,729,188 shares of Common Stock, of which an aggregate of 544,503 shares of Common Stock have vested as of the date hereof or will become vested within 60 days after such date and are reported in this Schedule 13D.

The 1,767,747 shares of Common Stock held by Ravichandran Family LLC were acquired through a rollover of previously-held equity interests in a predecessor of the Issuer prior to the Issuer becoming a reporting company on October 25, 2013. Caitlin Ravichandran, Mr. Ravichandran’s wife, is the Manager of the Ravichandran Family LLC, of which Mr. Ravichandran owns 90 common units, or 90%. The Ravichandran 2011 Family Trust, an irrevocable trust established by Mr. Ravichandran for his children and more remote issue as part of his estate plan, owns the remaining 10 common units, or 10%, of the Ravichandran Family LLC. Mrs. Ravichandran and Vidya Ravichandran, Mr. Ravichandran’s sister, are the trustees of the Ravichandran 2011 Family Trust.

The 461,228 shares of Common Stock held by The Hari Ravichandran 2013 Grantor Retained Annuity Trust, of which Mr. Ravichandran is the grantor and trustee, were acquired through a gift from Mr. Ravichandran prior to the Issuer becoming a reporting company on October 25, 2013.

The 217,309 shares of Common Stock held by The 2013 Ravichandran Family GST Trust, an irrevocable trust established by Mr. Ravichandran for his children and more remote issue as part of his estate plan, of which Mr. Ravichandran is the grantor, were acquired through a gift from Mr. Ravichandran prior to the Issuer becoming a reporting company on October 25, 2013.

Item 4. Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported as held or acquired by the Reporting Persons in this Schedule 13D were acquired in consideration of Mr. Ravichandran’s employment with the Issuer or for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

Mr. Ravichandran is the President and Chief Executive Officer of the Issuer and serves as a member of the board of directors of the Issuer, and in such capacities, Mr. Ravichandran may effect a measure of control over the Issuer and may be involved from time to time in the consideration of matters specified in Item 4 of Schedule 13D on behalf of the Issuer. In addition, Mr. Ravichandran intends to review his investment in the Issuer from time to time and, depending on market conditions and other factors that Mr. Ravichandran may deem material in making his investment decision, Mr. Ravichandran may exercise all or any portion of vested equity awards, make additional purchases or sales of the Issuer’s securities in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by Mr. Ravichandran in open market or private transactions, or take other steps to increase or decrease his investment in the Issuer.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Ravichandran may be deemed the beneficial owner of 9,024,925 shares of Common Stock, representing approximately 7.1% of the Issuer’s currently outstanding Common Stock. Mr. Ravichandran’s ownership consists of (i) 6,578,641 shares of Common Stock held directly by Mr. Ravichandran, including 317,071 shares of Common Stock underlying restricted stock units and 227,432 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that Mr. Ravichandran had the right to acquire as of the date hereof or has the right to acquire within 60 days of such date, (ii) 1,767,747 shares of Common Stock held by the Ravichandran Family LLC, (iii) 461,228 shares of Common Stock held by The Hari Ravichandran 2013 Grantor Retained Annuity Trust and (iv) 217,309 shares of Common Stock held by The 2013 Ravichandran Family GST Trust.

As of the date hereof, the Ravichandran Family LLC, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The 2013 Ravichandran Family GST Trust own 1,767,747 shares, 461,228 shares and 217,309 shares of Common Stock, respectively, representing approximately 1.4%, 0.4% and 0.2% of the Issuer’s currently outstanding Common Stock.

Page 7 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

The percentage ownership of the Issuer’s currently outstanding Common Stock set forth above is based on 126,964,529 shares of Common Stock outstanding as of November 30, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iii) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Mr. Ravichandran, any person or entity controlled by Mr. Ravichandran or any person or entity for which Mr. Ravichandran possesses voting or investment control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entities with respect to any securities of the Issuer, except for the following:

•	Stockholders Agreement, dated October 24, 2013, by and among the Issuer, the Reporting Persons and the other stockholders party thereto, which contains, among other things, agreements among the parties with respect to the election of the Issuer’s directors, certain restrictions on the issuance and transfer of the Issuer’s securities and certain corporate governance matters;

•	Second Amended and Restated Registration Rights Agreement, dated October 24, 2013, by and among the Issuer, the Reporting Persons and the other parties thereto, which contains, among other things, an agreement by the Issuer to register the sale of shares of Common Stock under specified circumstances;

•	Employment Agreement, dated as of September 30, 2013, between Mr. Ravichandran and the Issuer, as amended by Amendment No. 1, dated as of October 11, 2013 (the “Employment Agreement”) pursuant to which, among other things, (i) the Issuer granted restricted stock units and options acquire shares of Common Stock, and (ii) in the event Mr. Ravichandran’s employment with the Issuer is terminated within the one-year period following a change in control of the Issuer company, all unvested equity awards then held by Mr. Ravichandran will accelerate and immediately vest in full;

•	a restricted stock unit agreement and a stock option agreement entered into in connection with Mr. Ravichandran’s Employment Agreement pursuant to which the Issuer granted Mr. Ravichandran a restricted stock unit award for 481,623 shares of Common Stock and an option to acquire 2,729,188 shares of Common Stock, in each case, pursuant to the Issuer’s 2013 Stock Incentive Plan and subject to vesting and other terms and conditions set forth in such agreements and Mr. Ravichandran’s Employment Agreement;

•	a restricted stock unit agreement entered into in connection with Mr. Ravichandran’s Employment Agreement pursuant to which the Issuer granted Mr. Ravichandran a restricted stock unit award for 531,719 shares of Common Stock, subject to vesting and other terms and conditions set forth in such agreements and Mr. Ravichandran’s Employment Agreement;

Page 8 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

•	restricted stock agreement and acknowledgements, effective as of October 24, 2013, among the Issuer, W.P. Expedition Topco L.P. (“Topco”) and each of Mr. Ravichandran, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The 2013 Ravichandran Family GST Trust, respectively, which contain, among other things, agreements among the parties with respect to the shares of Common Stock distributed to each of Mr. Ravichandran, The Hari Ravichandran 2013 Grantor Retained Annuity Trust and The 2013 Ravichandran Family GST Trust upon the liquidation and dissolution of Topco in connection with the Issuer’s initial public offering; and

•	a lock-up agreement entered into by each Reporting Person in connection with the Issuer’s initial public offering pursuant to which each Reporting Person has agreed, for a period of 180 days after the initial public offering date set forth in the Issuer’s final prospectus for such offering, not to (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or (ii) engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1.1	Form of Lock-Up Agreement entered into by and among the Issuer, the Representatives of the Underwriters and each Reporting Person

4.1	Form of Second Amended and Restated Registration Rights Agreement by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

4.2	Form of Stockholders Agreement by and among the Issuer and certain holders of the Issuer’s Common Stock (incorporated by reference to Exhibit 4.3 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

10.1	Employment Agreement, dated as of September 30, 2013, between Mr. Ravichandran and the Issuer, as amended by Amendment No. 1, dated as of October 11, 2013 (incorporated by reference to Exhibit 10.24 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 11, 2013)

10.2	Form of Restricted Stock Agreement and Acknowledgment (incorporated by reference to Exhibit 10.25 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 8, 2013)

10.3	2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Issuer’s registration statement on Form S-1/A (file number 333-191061), filed on October 11, 2013)

10.4	Restricted Stock Unit Agreement, dated October 25, 2013, as amended by Amendment No. 1, dated December 12, 2013, between the Issuer and Mr. Ravichandran with respect to 531,719 restricted stock units

10.5	Restricted Stock Unit Agreement, dated October 25, 2013, as amended by Amendment No. 1, dated December 12, 2013, between the Issuer and Mr. Ravichandran with respect to 481,623 restricted stock units

10.6	Stock Option Agreement, dated October 25, 2013 between the Issuer and Mr. Ravichandran with respect to 2,729,188 options to acquire shares of Common Stock

99.1	Agreement regarding joint filing of Schedule 13D

Page 9 of 10 Pages

Schedule 13D

CUSIP No. 29272B 105

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014	/s/ Hari K. Ravichandran
Hari K. Ravichandran

Ravichandran Family LLC

	By:	/s/ Caitlin Ravichandran
	Name:	Caitlin Ravichandran
	Title:	Manager

The Hari Ravichandran 2013 Grantor Retained Annuity Trust

	By:	/s/ Hari K. Ravichandran
	Name:	Hari K. Ravichandran
	Title:	Trustee

	By:	J.P. Morgan Trust Company of Delaware, Administrative Trustee

	By:	/s/ Donna L. Coyne
	Name:	Donna L. Coyne
	Title:	Executive Director

The 2013 Ravichandran Family GST Trust

	By:	/s/ Caitlin Ravichandran
	Name:	Caitlin Ravichandran
	Title:	Trustee

	By:	J.P. Morgan Trust Company of Delaware, Administrative Trustee

	By:	/s/ Donna L. Coyne
	Name:	Donna L. Coyne
	Title:	Executive Director

Page 10 of 10 Pages